As Filed with the Securities and Exchange Commission on June 16, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)

Under the Securities Exchange Act of 1934

Capital Trust, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

14052H100

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                       May 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 14052H100	Page 2 of 17 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Veqtor Finance Company, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 897,429
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 897,429
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14052H100	Page 3 of 17 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zell General Partnership, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 922,429
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 922,429
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14052H100	Page 4 of 17 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sam Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 922,429
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 922,429
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14052H100	Page 5 of 17 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chai Trust Company, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 922,429
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 922,429
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14052H100	Page 6 of 17 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SZ Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14052H100	Page 7 of 17 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Samstock, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14052H100	Page 8 of 17 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CMH Investment Partnership LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 465,644
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 465,644
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 14052H100	Page 9 of 17 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Craig M. Hatkoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 481,244
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 481,244
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 14052H100	Page 10 of 17 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JRK Investment Partnership LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,044
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,044
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 14052H100	Page 11 of 17 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John R. Klopp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 827,683
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 827,683
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 827,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 14052H100	Page 12 of 17 Pages

This Amendment No. 10 to Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 10 to Schedule 13D amends and supplements:

•	the Schedule 13D, dated July 15, 1997, as filed with the Securities and Exchange Commission (the “SEC”) on July 25, 1997, as amended by
•	Amendment No. 1, as filed with the SEC on December 22, 1997, as amended by
•	Amendment No. 2, as filed with the SEC on July 2, 1998, as amended by
•	Amendment No. 3, as filed with the SEC on August 19, 1999, as amended by
•	Amendment No. 4, as filed with the SEC on September 30, 1999, as amended by
•	Amendment No. 5, as filed with the SEC on February 2, 2000, as amended by
•	Amendment No. 6, as filed with the SEC on May 23, 2000, as amended by
•	Amendment No. 7, as filed with the SEC on November 2, 2001, as amended by
•	Amendment No. 8, as filed with the SEC on May 28, 2003, as amended by
•	Amendment No. 9, as filed with the SEC on August 23, 2004 (together with the original Schedule as previously amended, the “Schedule 13D”).
The Reporting Persons are:
(i)	Veqtor Finance Company, L.L.C., a Delaware limited liability company (“VFC”);
(ii)	Samstock, L.L.C., a Delaware limited liability company (“Samstock”);
(iii)	SZ Investments, L.L.C., a Delaware limited liability company and the sole member of Samstock (“SZI”);
(iv)	Zell General Partnership, Inc., an Illinois corporation and the sole managing member of SZI and the sole managing member of VFC (“Zell GP”);
(v)	the Sam Investment Trust, a trust formed under Illinois law and the sole stockholder of Zell GP (“Sam Trust”);
(vi)	Chai Trust Company, L.L.C., an Illinois limited liability company and the trustee of Sam Trust (“Chai”)
(vii)	CMH Investment Partnership LP, a Delaware limited partnership (“Hatkoff LP”)

CUSIP No. 14052H100	Page 13 of 17 Pages

(viii)	Mr. Craig M. Hatkoff, a citizen of the United States and the general partner of Hatkoff LP (“Hatkoff”);
(ix)	JRK Investment Partnership LP, a Delaware limited partnership (“Klopp LP”); and
(x)

Mr. John R. Klopp, a citizen of the United States and the general partner of Klopp LP (“Klopp” and, collectively with VFC, Samstock, SZI, Zell GP, Sam Trust, Chai, Hatkoff LP, Hatkoff and Klopp LP, the “Reporting Persons”).

The original schedule reported beneficial ownership of class A common shares of beneficial interest, $1.00 par value (the “Class A Common Shares”), in Capital Trust, a California business trust. As reported in Amendment No. 3 to Schedule 13D, Capital Trust reorganized into Capital Trust, Inc., a Maryland corporation and each Class A Common Share was converted into one share of class A common stock, par value $0.01 per share, of Capital Trust, Inc. As reported in Amendment No. 8 to Schedule 13D, the Issuer effected a one (1) for three (3) reverse stock split which became effective April 2, 2003. This statement therefore relates to the shares of class A common stock, par value $0.01 per share (“Class A Common Stock”), of Capital Trust, Inc. (hereinafter the “Issuer”), after giving effect to the reorganization and reverse stock split. The Issuer’s principal office is located at 410 Park Avenue, 14th Floor, New York, New York 10022. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended as follows:

(a) and (b) The aggregate percentage of shares of Class A Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Amendment No. 10 to the Schedule 13D is based upon 15,325,277 shares of Class A Common Stock issued and outstanding as of May 4, 2006 as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on May 4, 2006. The Reporting Persons as a group beneficially own 2,231,356 shares of Class A Common Stock, including (i) 2,013,420 outstanding shares of Class A Common Stock; and (ii) 217,936 shares of stock issuable upon exercise or conversion of outstanding stock options and stock units. The foregoing shares represent approximately 14.4% of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3(d)(1)).

VFC holds of record and thereby directly beneficially owns and has the sole direct power to vote and dispose of 897,429 outstanding shares of Class A Common Stock (the “VFC Reported Shares”). Chai, Sam Trust and Zell GP each have the sole indirect power to vote and dispose of the VFC Reported Shares. Samstock directly beneficially owns and has the sole direct power to vote and dispose of 25,000 shares of Class A Common Stock (“Samstock Reported Shares”). Chai, Sam Trust, Zell GP and SZI each have the sole indirect power to vote and dispose of the Samstock Reported Shares. Hatkoff LP holds of record and thereby directly beneficially owns and has the sole power to vote and dispose of 465,644 outstanding shares of Class A Common Stock (the “Hatkoff LP Reported Shares”). Hatkoff has the sole indirect

CUSIP No. 14052H100	Page 14 of 17 Pages

power to vote or dispose of the Hatkoff LP Reported Shares. Hatkoff beneficially owns and has the sole power to vote and dispose of 6,000 outstanding shares of Class A Common Stock. Hatkoff beneficially owns and will have the sole power to vote and dispose of 9,600 shares of Class A Common Stock obtainable upon the conversion of vested stock units. Klopp LP holds of record and thereby directly beneficially owns and has the sole power to vote and dispose of 300,044 outstanding shares of Class A Common Stock (the “Klopp LP Reported Shares”). Klopp has the sole indirect power to vote or dispose of the Klopp LP Reported Shares. Klopp beneficially owns and has the sole power to vote and dispose of 43,830 outstanding shares of Class A Common Stock. Klopp holds of record and thereby directly beneficially owns and has the sole power to vote 275,473 outstanding shares of Class A Common Stock subject to restricted stock grants. Klopp beneficially owns and will have the sole power to vote and dispose of 208,336 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock that are, or become within 60 days, vested and exercisable.

(c) On May 4, 2006, Klopp LP sold in a privately negotiated transaction 300,000 shares of Class A Common Stock at a price of $31.00 per share. Hatkoff and Hatkoff LP sold in open market transactions shares of Class A Common Stock in the quantities, at the prices and on the dates set forth below:

Seller	Date	Number of Shares	Price

Hatkoff	April 7, 2006	25,000	$29.773
Hatkoff LP	April 7, 2006	25,000	$29.773
Hatkoff LP	April 10, 2006	55,000	$29.5401
Hatkoff LP	April 11, 2006	5,000	$30.00
Hatkoff LP	April 11, 2006	500	$30.00
Hatkoff LP	April 11, 2006	5,000	$29.90
Hatkoff LP	April 11, 2006	17,000	$29.75
Hatkoff LP	April 11, 2006	22,500	$29.75
Hatkoff LP	June 1, 2006	2,400	$34.10
Hatkoff LP	June 1, 2006	3,600	$34.09
Hatkoff LP	June 1, 2006	800	$34.08
Hatkoff LP	June 1, 2006	1,700	$34.07
Hatkoff LP	June 1, 2006	300	$34.06
Hatkoff LP	June 1, 2006	1,600	$34.05
Hatkoff LP	June 1, 2006	100	$34.03
Hatkoff LP	June 1, 2006	200	$34.02
Hatkoff LP	June 2, 2006	100	$34.13
Hatkoff LP	June 2, 2006	1,600	$34.06
Hatkoff LP	June 2, 2006	100	$34.04
Hatkoff LP	June 2, 2006	400	$34.01
Hatkoff LP	June 2, 2006	1,500	$34.00

CUSIP No. 14052H100	Page 15 of 17 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Item 6 is amended by adding the following:

On February 4, 2005, pursuant to the Issuer’s amended and restated 2004 long-term incentive plan (the “2004 Plan”), Klopp was granted 10,724 shares of restricted stock and 10,724 shares of performance stock, subject to further vesting, due to the attainment of certain performance measures contained in a performance compensation award Klopp was awarded on February 24, 2004. On February 7, 2006, pursuant to the 2004 Plan, Klopp was granted 12,096 shares of restricted stock and 12,097 shares of performance stock, subject to further vesting, due to the attainment of certain performance measures contained in a performance compensation award Klopp was awarded in March 29, 2005.

On March 30, 2006, pursuant to the 2004 Plan, Klopp was granted a performance compensation award pursuant to which Klopp may initially vest in a right to receive shares of Class A Common Stock with a value at the end of 2006 ranging from $0 to $750,000 if and to the extent the initial performance criteria is satisfied subject to further vesting over time and the extent of the satisfaction of additional vesting criteria.

On September 30, 2004, October 15, 2004, December 31, 2004, January 18, 2005, March 31, 2005, April 15, 2005, June 30, 2005, July 15, 2005, September 30, 2005, October 17, 2005, December 31, 2005, January 13, 2006, March 31, 2006 and April 14, 2006, pursuant to the Issuer’s amended and restated 1997 non-employee director stock plan, Hatkoff was granted stock units which are immediately vested and convertible into 286, 114, 245, 124, 237, 128, 222, 132, 228, 157, 246, 229, 235 and 188 shares of Class A Common Stock, respectively.

To the best of knowledge of the Reporting Persons, except as described in this Amendment No. 10, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the period which commenced sixty days prior to the date of the event which triggered the filing of this Amendment No. 10 to Schedule 13D and ends on the date of filing of this Amendment No. 10 to Schedule 13D.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Veqtor Finance Company, L.L.C.

By:	Zell General Partnership, Inc.,
its managing member

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President

Samstock, L.L.C.

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President

SZ Investments, L.L.C.

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President

Zell General Partnership, Inc.

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President

Sam Investment Trust

By:	Chai Trust Company, L.L.C., as Trustee

By:	/s/ Donald J. Liebentritt
Name: Donald J. Liebentritt
Title: President

Chai Trust Company, L.L.C.

By:	/s/ Donald J. Liebentritt
Name: Donald J. Liebentritt
Title: President

CMH Investment Partnership LP

By:	Craig M. Hatkoff, its general partner

/s/ Craig M. Hatkoff
Name: Craig M. Hatkoff
Title: General Partner

CRAIG M. HATKOFF

/s/ Craig M. Hatkoff

JRK Investment Partnership LP

By:	John R. Klopp, its general partner

/s/ John R. Klopp
Name: John R. Klopp
Title: General Partner

JOHN R. KLOPP

/s/ John R. Klopp